SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*


                       NATIONAL AUTO FINANCE COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   632528-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    RICHARD GOREVITZ          JOSEPH P. DONLAN         CHARLES B. CHOKEL      RAYMOND L. BRITT, JR.
THE PRUDENTIAL INSURANCE       BROWN BROTHERS           THE PROGRESSIVE         MANUFACTURERS LIFE
   COMPANY OF AMERICA          HARRIMAN & CO.             CORPORATION             INSURANCE CO.
   ONE GATEWAY CENTER          59 WALL STREET       6300 WILSON MILLS ROAD    C/O MANULIFE FINANCIAL
       11TH FLOOR            NEW YORK, NY 10005      MAYFIELD VILLAGE, OH       73 TREMONT STREET,
  NEWARK, NJ 07102-5311        (212) 493-7882                44143                  SUITE 1300
     (973) 802-7003                                     (404) 461-5000        BOSTON, MA 02108-3915
                                                                                  (617) 451-5609

                                with a copy to:

                               DAVID C.L. FRAUMAN
                          CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 504-6652
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 2 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Progressive Corporation, 34-0963169
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Ohio

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,022,132
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 5,022,132

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,022,132

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           HC, CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 3 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Progressive Casualty Insurance Company, 34-6513736
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Ohio

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,022,132
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 5,022,132

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,022,132

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IC, CO, Subsidiary of The Progressive Corporation

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 4 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        PC Investment Company, 34-1576555
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,022,132
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 5,022,132

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,022,132

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO, Subsidiary of Progressive Casualty Insurance Company

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 5 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Progressive Investment Company, Inc., 34-1378861
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,022,132
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 5,022,132

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,022,132

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO, Subsidiary of The Progressive Corporation

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 6 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The 1818 Mezzanine Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,835,764
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,835,764

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,835,764

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 7 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Brown Brothers Harriman & Co.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,835,764
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,835,764

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,835,764

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 8 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Joseph P. Donlan
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                10,000
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 4,835,764
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   10,000

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,835,764

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,845,764

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 632528-10-5                                         PAGE 9 OF 32 PAGES
---------------------                                         ------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert R. Gould
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,835,764
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,835,764

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,835,764

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 10 OF 32 PAGES
---------------------                                        -------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        T. Michael Long
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,835,764
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,835,764

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,835,764

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 11 OF 32 PAGES
---------------------                                        -------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lawrence C. Tucker
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,835,764
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,835,764

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,835,764

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 12 OF 32 PAGES
---------------------                                        -------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Structured Finance High Yield Fund, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,577,255
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,577,255

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,577,255

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           00

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 13 OF 32 PAGES
---------------------                                        -------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Prudential Insurance Company of America, 22-121160
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        New Jersey

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  4,577,255
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,577,255

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,577,255

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IC, IA

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 14 OF 32 PAGES
---------------------                                        -------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Manufacturers Life Insurance Company (U.S.A.)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Michigan

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 2,251,517
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    2,251,517

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,251,517

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 15 OF 32 PAGES
---------------------                                        -------------------




ITEM 1.        SECURITY AND ISSUER.

               This Amendment No. 5 to the Schedule 13D filed on behalf of the Progressive Entities (as defined below) on December 31, 1997, the Schedule 13D filed on behalf of the BBH Entities (as defined below) on December 30, 1997, and the Schedule 13G filed on behalf of the Prudential Entities (as defined below and, together with the Progressive Entities, the BBH Entities and ManuLife (as defined below), the "Reporting Persons") on April 26, 1999, as amended by Amendment No. 1 to the Schedule 13D filed on May 6, 1999 ("Amendment No. 1)", Amendment No. 2 to the Schedule 13D filed on July 12, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 18, 1999 ("Amendment No. 3"), and Amendment No. 4 to the Schedule 13D filed on February 4, 2000 ("Amendment No. 4"), is being filed in connection with changes in the Reporting Persons' beneficial ownership of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of National Auto Finance Company, Inc., a Delaware corporation (the "Issuer").

               In addition, this Amendment No. 5 is being filed on behalf of Manufacturers Life Insurance Company (U.S.A.), a corporation organized under the laws of Michigan ("ManuLife"), relating to shares of Common Stock of the Issuer beneficially owned by ManuLife.

               This Amendment No. 5 amends Items 1, 2, 4, 5 and 6 of Schedule
13D.

ITEMS 2(A) AND (F). NAMES OF PERSON FILING; STATE OF ORGANIZATION OR
CITIZENSHIP.

               ManuLife is an insurance corporation organized in the State of Michigan. ManuLife is filing this statement by virtue of its beneficial ownership of 2,251,517 shares of Common Stock (which includes convertible notes to purchase 184,721 shares of Common Stock as of July 1, 1999; 203,400 shares of Common Stock as of October 1, 1999; 209,438 shares of Common Stock as of January 1, 2000; and 215,656 shares of Common Stock as of April 1, 2000), and warrants ("Warrants") to purchase 259,731 additional shares of Common Stock. ManuLife's principal business address is c/o ManuLife Financial, 73 Tremont Street, Suite 1300, Boston, MA 02108-3915.

               Set forth on Appendix A-4 hereto and incorporated by reference herein is (i) the information called for in Items 2(a)-(f) for each executive officer and director of ManuLife and for each executive officer and director of its ultimate parent, ManuLife Financial Corporation, and (ii) the name, state or other place of organization, principal business, address of its principal office and the information required by Items 2(d) and (e).

ITEM 2(D).

               During the last five (5) years, neither ManuLife nor any executive officer or director of ManuLife has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 16 OF 32 PAGES
---------------------                                        -------------------

               During the last five (5) years, neither ManuLife Financial Corporation nor any executive officer or director of ManuLife Financial Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(E).

               During the last five (5) years, neither ManuLife nor any executive officer or director of ManuLife has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               During the last five (5) years, neither ManuLife Financial Corporation nor any executive officer or director of ManuLife Financial Corporation has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.        PURPOSE OF TRANSACTION.

               Except as described herein, ManuLife does not have any present plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

               ManuLife reserves the right in the future to formulate plans or proposals, and to take action required to implement such plans or proposals, with respect to any or all of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D or with respect to any other matters ManuLife deems advisable. ManuLife reserves the right, either alone or together with one or more other persons (including other Reporting Persons), to have discussions with management, members of the Issuer's board of directors (including other Board Representatives) and other stockholders (including other Reporting Persons) of the Issuer regarding the management, operations and future plans with respect to or affecting the Issuer.

               In addition, ManuLife intends to review its holdings with respect to the Issuer on a continuing basis. Depending on the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), ManuLife may acquire other securities of the Issuer, sell all or a portion of its shares of Common Stock or other securities of the Issuer, now owned or hereinafter acquired, or maintain its position at current levels. Accordingly, ManuLife reserves the right to acquire additional securities of the Issuer or to dispose of some or all of the securities of the Issuer beneficially owned by it either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Common Stock as it deems advisable, to the extent permitted under applicable federal and state securities law. However, ManuLife has no present intention of engaging in any such transaction.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 17 OF 32 PAGES
---------------------                                        -------------------


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) On April 1, 2000, the Issuer issued to the Reporting Persons, as the holders of the Issuer's Convertible Senior Subordinated Promissory Notes due December 22, 2004 (the "Convertible Notes"), a copy of a form of which was previously filed as Exhibit 7.8 to Amendment No. 2 and is incorporated herein by reference, additional Convertible Notes in the total aggregate principal amount of $970,456.00 in lieu of the interest accrued on the Convertible Notes. The Convertible Notes are convertible, at the option of the holder thereof, at a price of $0.75 per share, into shares of Common Stock. Additional Convertible Notes shall be identical in form and substance, and shall entitle the holder thereof, to the benefits of such Convertible Notes.

               In connection with the issuance on April 1, 2000 of additional Convertible Notes (as described above), of which PC Investment Company, a Delaware corporation ("PCI") was issued a note in the principal amount of $226,440.00, PCI shall be deemed to have acquired beneficial ownership of an additional 301,920 shares of Common Stock. Accordingly, each of The Progressive Corporation, an Ohio corporation ("Progressive"), Progressive Casualty Insurance Company, an Ohio corporation ("Progressive Casualty"), PCI and Progressive Investment Company, Inc., a Delaware corporation ("Progressive Investment" and, together with Progressive, Progressive Casualty and PCI, the "Progressive Entities"), may be deemed to beneficially own 5,022,132 shares of Common Stock (the "Progressive Shares"), or 26.7% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 4, 2000, plus
(ii) 363,623 shares of Common Stock issuable upon exercise of the Warrants held by Progressive Investment, and (iii) 1,138,509 shares of Common Stock issuable upon conversion of the Convertible Notes held by PCI, for a total of 18,782,894 outstanding shares, accounting for securities deemed to be outstanding under Rule 13d-3(d)(1)(i)(D) of the Securities Exchange Act of 1934 (the "Exchange Act"). There is shared voting power with respect to 4,230,000 shares of Common Stock owned by National Auto Finance Company, L.P., a Delaware limited partnership, with respect to which the Progressive Entities, the BBH Entities, the Prudential Entities and ManuLife have an irrevocable proxy to vote (the "Partnership Shares"). The Progressive Entities disclaim beneficial ownership of the Partnership Shares, the BBH Shares (as defined below), the Prudential Shares (as defined below) and the ManuLife Shares (as defined below).

               In connection with the issuance on April 1, 2000 of additional Convertible Notes (as described above), of which The 1818 Mezzanine Fund, L.P., a Delaware limited partnership (the "Fund") was issued a note in the principal amount of $258,788.00, the Fund shall be deemed to have acquired beneficial ownership of an additional 345,050 shares of Common Stock. Accordingly, each of the Fund, Brown Brothers Harriman & Co., a New York limited partnership ("BBH&Co."), Robert R. Gould, a United States citizen ("Gould"), T. Michael Long, a United States citizen ("Long"), and Lawrence C. Tucker, a United States citizen ("Tucker"), may be deemed to beneficially own 4,835,764 shares of Common Stock (the "BBH Shares"), or 25.5% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 4, 2000,

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 18 OF 32 PAGES
---------------------                                        -------------------


plus (ii) 415,570 shares of Common Stock issuable upon exercise of the Warrants held by the Fund, and (iii) 1,301,147 shares of Common Stock issuable upon conversion of the Convertible Notes held by the Fund, for a total of 18,997,479 outstanding shares, accounting for securities deemed to be outstanding under Rule 13d-3(d)(1)(i)(D) of the Exchange Act. There is shared voting power with respect to the Partnership Shares. In addition, Joseph P. Donlan, a United States citizen ("Donlan" and, together with the Fund, BBH&Co., Gould, Long and Tucker, the "BBH Entities"), may be deemed to beneficially own 4,845,764 shares of Common Stock, or 25.5% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 4, 2000, plus (ii) 415,570 shares of Common Stock issuable upon exercise of the Warrants held by the Fund, (iii) 1,301,147 shares of Common Stock issuable upon conversion of the Convertible Notes held by the Fund, and (iv) 10,000 shares of Common Stock that Donlan may purchase pursuant to stock options granted to him under the 1996 Share Incentive Plan of the Issuer, for a total of 19,007,479 outstanding shares, accounting for securities deemed to be outstanding under Rule 13d-3(d)(1)(i)(D) of the Exchange Act. There is shared voting power with respect to the Partnership Shares. The BBH Entities disclaim beneficial ownership of the Partnership Shares, the Progressive Shares, the Prudential Shares (as defined below), and the ManuLife Shares (as defined below). Donlan, Gould, Long and Tucker disclaim beneficial ownership of the BBH Shares.

               In connection with the issuance on April 1, 2000 of additional Convertible Notes (as described above), of which The Structured Finance High Yield Fund, LLC, a Delaware limited liability company ("SFHY") was issued a note in the principal amount of $323,486.00, SFHY shall be deemed to have acquired beneficial ownership of an additional 431,314 shares of Common Stock. Accordingly, each of SFHY and The Prudential Insurance Company of America, a mutual insurance company organized under the laws of New Jersey ("Prudential" and, together with SFHY, the "Prudential Entities"), may be deemed to beneficially own 4,577,255 shares of Common Stock (the "Prudential Shares"), or 23.5% of the Issuer's Common Stock, which percentage is calculated based upon
(i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 4, 2000, plus (ii) 593,671 shares of Common Stock issuable upon exercise of the Warrants held by SFHY, and (iii) 1,626,441 shares of Common Stock issuable upon conversion of the Convertible Notes held by SFHY, for a total of 19,500,874 outstanding shares, accounting for securities deemed to be outstanding under Rule 13d-3(d)(1)(i)(D) of the Exchange Act. There is shared voting power with respect to the Partnership Shares. The Prudential Entities disclaim beneficial ownership of the Partnership Shares, the Progressive Shares, the BBH Shares, and the ManuLife Shares (as defined below).

               In connection with the issuance by the Company to ManuLife of Convertible Notes in the amount of $609,912.00, ManuLife shall be deemed to have acquired beneficial ownership of an additional 813,215 shares of Common Stock, in addition to 1,178,572 shares that it previously owned. The amount of each such Note, the date issued, and the number of shares into which each Note may be converted (at the price of $0.75 per share of Common Stock) is as follows:
$138,541.00 pursuant to the Note issued on July 1, 1999, which may be converted into 184,721 shares; $152,550.00 pursuant to the Note issued on October 1, 1999, which may be converted into 203,400 shares; $157,079.00 pursuant to the Note issued on

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 19 OF 32 PAGES
---------------------                                        -------------------

January 1, 2000, which may be converted into 209,438 shares; and $161,742 pursuant to the Note issued on April 1, 2000, which may be converted into 215,656 shares. Accordingly, ManuLife may be deemed to beneficially own 2,251,517 shares of Common Stock (the "ManuLife Shares"), or 12.3% of the Issuer's Common Stock, which percentage is calculated based upon (i) 17,280,762 shares of Common Stock represented by the Issuer to be issued and outstanding on April 4, 2000, plus (ii) 259,730 shares of Common Stock issuable upon exercise of the Warrants held by ManuLife, and (iii) 813,215 shares of Common Stock issuable upon conversion of the Convertible Notes held by ManuLife, for a total of 18,353,707 outstanding shares, accounting for securities deemed to be outstanding under Rule 13d-3(d)(1)(i)(D) of the Exchange Act. There is shared voting power with respect to the Partnership Shares. ManuLife disclaims beneficial ownership of the Partnership Shares, the Progressive Shares, the Prudential Shares and the BBH Shares.

               (b) Number of Shares as to which each of the Progressive Entities has:

                   (i)     Sole power to vote or direct the vote:
                           0 shares for each Progressive Entity;

                   (ii)    Shared power to vote or direct the vote:
                           5,022,132 shares for each Progressive Entity;

                   (iii)   Sole power to dispose or to direct the disposition:
                           0 shares for each Progressive Entity;

                   (iv)    Shared power to dispose or to direct the disposition:
                           5,022,132 shares for each Progressive Entity.


                   Number of Shares as to which each of the of the BBH Entities has, accept for Donlan who has an additional 10,000 shares for which he has sole voting power:

                   (i)     Sole power to vote or direct the vote:
                           0 shares for each BBH Entity;

                   (ii)    Shared power to vote or direct the vote:
                           4,835,764 shares for each BBH Entity;

                   (iii)   Sole power to dispose or to direct the disposition:
                           0 shares for each BBH Entity;

                   (iv)    Shared power to dispose or to direct the disposition:
                           4,835,764 shares for each BBH Entity.


                   Number of Shares as to which each of the Prudential Entities has:

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 20 OF 32 PAGES
---------------------                                        -------------------


                   (i)     Sole power to vote or direct the vote:
                           0 shares for each Prudential Entity;

                   (ii)    Shared power to vote or direct the vote:
                           4,577,255 shares for each Prudential Entity;

                   (iii)   Sole power to dispose or to direct the disposition:
                           0 shares for each Prudential Entity;

                   (iv)    Shared power to dispose or to direct the disposition:
                           4,577,255 shares for each Prudential Entity.

                   Number of Shares as to which ManuLife has:

                   (i)     Sole power to vote or direct the vote:
                           2,251,517 shares;

                   (ii)    Shared power to vote or direct the vote:
                           0 shares;

                   (iii)   Sole power to dispose or to direct the disposition:
                           2,251,517 shares;

                   (iv)    Shared power to dispose or to direct the disposition:
                           0 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Board of Representatives of the Fund, PCI, SFHY and ManuLife hold a proxy with respect to the Partnership Shares. The foregoing response to this Item 6 is qualified in its entirety by reference to the Restructuring Agreement, each of the Purchase Agreements, as amended by the Restructuring Agreement, the Proxy, the form of Note and the form of Warrant, each of which was filed as an exhibit to Amendment No. 1 and is incorporated herein by reference.

               Except as described herein, to the best knowledge of ManuLife, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between ManuLife and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 21 OF 32 PAGES
---------------------                                        -------------------


ITEM 7.        MATERIAL FILED AS EXHIBITS

      Exhibit 7.1     Joint Filing Agreement (filed herewith).

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 22 OF 32 PAGES
---------------------                                        -------------------




               SIGNATURES.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE PROGRESSIVE CORPORATION



                                   By: /s/  Charles B. Chokel
                                       -----------------------------------------
                                       Name:  Charles B. Chokel
                                       Title: Chief Executive Officer --
                                              Investments and Capital Management



                                   PROGRESSIVE CASUALTY INSURANCE COMPANY
                                   PROGRESSIVE INVESTMENT COMPANY, INC.
                                   PC INVESTMENT COMPANY




                                   By: /s/  Dane A. Shrallow
                                       --------------------------------
                                       Name:  Dane A. Shrallow
                                       Title:  Secretary

Date: May 2, 2000

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 23 OF 32 PAGES
---------------------                                        -------------------





               SIGNATURES.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BROWN BROTHERS HARRIMAN & CO.



                                            By: /s/  Robert R. Gould
                                                --------------------------------
                                                Name:  Robert R. Gould
                                                Title:  Partner



                                            THE 1818 MEZZANINE FUND, L.P.


                                                Brown Brothers Harriman & Co.,
                                                General Partner



                                            By:  /s/  Robert R. Gould
                                                --------------------------------
                                                Name:  Robert R. Gould
                                                Title:  Partner



                                            /s/  Joseph P. Donlan
                                                --------------------------------
                                                 Joseph P. Donlan



                                            /s/  Robert R. Gould
                                                --------------------------------
                                                 Robert R. Gould



                                            /s/  T. Michael Long
                                                --------------------------------
                                                 T. Michael Long



                                            /s/  Lawrence C. Tucker
                                                --------------------------------
                                                 Lawrence C. Tucker


Date:  May 2, 2000

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 24 OF 32 PAGES
---------------------                                        -------------------




               SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     THE STRUCTURED FINANCE HIGH YIELD
                                      FUND, LLC
                                     THE PRUDENTIAL INSURANCE COMPANY
                                      OF AMERICA



                                     By: /s/  Michael J. Bozzo
                                         ---------------------------------------
                                         Name:  Michael J. Bozzo
                                         Title:  Vice President



Date: May 2, 2000

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 25 OF 32 PAGES
---------------------                                        -------------------

               SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MANUFACTURERS LIFE
                                      INSURANCE COMPANY (U.S.A.)



                                  By: /s/   Raymond L. Britt, Jr.
                                      --------------------------------
                                      Name:  Raymond L. Britt, Jr.
                                      Title:  Vice President, Structured Finance



Date: May 2, 2000

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 26 OF 32 PAGES
---------------------                                        -------------------



                                                                    APPENDIX A-4


                           DIRECTORS AND EXECUTIVE OFFICERS
                   OF MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

        The following table sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted, of each director and executive officer of Manufacturers Life Insurance Company (U.S.A.) ("ManuLife (U.S.A.)") and of ManuLife's ultimate parent corporation, ManuLife Financial Corporation ("ManuLife Financial"). ManuLife Financial is an Ontario, Canada-domiciled company.

                                                  PRINCIPAL OCCUPATION OR
                                                  EMPLOYMENT AND NAME, PRINCIPAL
                                                  BUSINESS AND ADDRESS OF
                                                  ORGANIZATION IN WHICH
         NAME AND BUSINESS ADDRESS (1)            EMPLOYMENT IS CONDUCTED
A.  DIRECTORS OF MANULIFE (U.S.A.)

Felix P. Chee                                     See Section B. below
Robert A. Cook                                    See Section B. below
John D. DesPrez, III                              See Section B. below
Geoffrey I. Guy                                   See Section D. below
James P. O'Malley                                 See Section B. below
Joseph J. Pietroski                               See Section D. below
John D. Richardson                                See Section B. below
Rex Schlaybaugh, Jr.                              Attorney, Dkyema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243-1668



B.  EXECUTIVE OFFICERS OF MANULIFE (U.S.A.)

John D. DesPrez, III               President
John D. Richardson                 Chairman
James Gallagher                    Secretary and General Counsel
John Vrysen                        Vice President, Chief Financial Officer and
                                   Appointed Actuary

Dennis Turner                      Vice President and Treasurer
Felix P. Chee                      Executive Vice President and Chief Investment
                                   Officer

Robert A. Cook                     Senior Vice President, U.S. Insurance
James P. O'Malley                  Senior Vice President, U.S. Group Pension
Ted Kilkuskie, Jr.                 Senior Vice President and Chief Distribution
                                   Officer, U.S.
Cindy Forbes                       Chief Financial Officer, Investments
Peter Copestake                    Vice President, Finance
Stephen Rosen                      Assistant Secretary

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 27 OF 32 PAGES
---------------------                                        -------------------


C.  DIRECTORS OF MANULIFE FINANCIAL

Arthur R. Sawchuk (Chairman)       Chairman of the Board
200 Bloor Street East              ManuLife Financial
Toronto, Ontario
M4W 1E5

Kevin E. Benson                    President and CEO
Suite 2800                         Canadian Airlines International Ltd.
700 Second Street S.W.
Calgary, Alberta
T2P 2W2

John M. Cassaday                   President and CEO
BCE Place - Suite 1630             CORUS Entertainment
181 Bay Street
P.O. Box 767
Toronto, Ontario
M5J 2T3

Lino J. Celeste                    Chairman
210 Bedell Avenue                  Aliant Inc. & NBTel. Inc.
Saint John, New Brunswick
E2K 4J6

Dr. Gail C.A. Cook-Bennett         Chairperson
c/o Bennecon Ltd.                  Canada Pension Plan Investment Board
Suite 202
121 Richmond Street West
Toronto, Ontario
M5H 2K1

Dominic D'Alessandro               President and CEO
200 Bloor Street East              ManuLife Financial
Toronto, Ontario
M4W 1E5

Robert E. Dineen, Jr.              Partner
Suite 1060                         Shearman & Sterling
599 Lexington Avenue
New York, New York  10022-6069

Pierre Y. Ducros                   P. Ducros & Associates
1155 Rene Levesque Blvd. West
Suite 1012
Montreal, Quebec
H3B 2J2

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 28 OF 32 PAGES
---------------------                                        -------------------


William A. Farlinger               Chairman
700 University Avenue              OntarioPower Generation
19th Floor, H19 A27
Toronto, Ontario
M5G 1X6

Allister P. Graham                 Former Chairman & Chief Executive Officer
82 Pettit Drive                    Oshawa Group Limited
Etobicoke, Ontario
M9R 2X2

Thomas E. Kierans                  Director, Clarkson Centre for Business Ethics
Suite 331,                         and Holder of Geoffrey R. Conway Chair at the
100 Richmond Street West           Joseph L. Rotman School of Management,
Toronto, Ontario                   University of Toronto
M5H 3K6

Dr. Lorna R. Marsden               President & Vice Chancellor
S949 Ross Building                 The President's Office
York University
4700 Keele Street
North York, Ontario
M3J 1P3

John D. Richardson                 Senior Executive Vice President
200 North Bloor Street East        ManuLife Financial
Toronto, Ontario
M4W 1E5

Hugh W. Sloan, Jr.                 Deputy Chairman
2500 Meijer Drive                  The Woodbridge Group
Troy, Michigan  48084

Michael H. Wilson                  Vice Chairman
P.O. Box 50, 4 RBPS                RBC Dominion Securities
South Tower, 4th Floor
200 Bay Street
Toronto, Ontario
M5J 2W7

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 632528-10-5                                        PAGE 29 OF 32 PAGES
---------------------                                        -------------------

D.  EXECUTIVE OFFICERS OF MANULIFE FINANCIAL

Dominic D'Alessandro              President and Chief Executive Officer
John D. Richardson                Senior Executive Vice President
Victor S. Apps                    Executive Vice President and General Manager,
                                  Asia
Felix P. Chee                     Executive Vice President and Chief Investment
                                  Officer
Richard B. Coles                  Executive Vice President, Investments
John D. DesPrez, III              Executive Vice President, U.S. Operations
Donald A. Guloien                 Executive Vice President, Business Development
Trevor J. Matthews                Executive Vice President, Canadian Operations
Donald A. Parker                  Executive Vice President and Chief
                                  Information Officer
Peter H. Rubenovitch              Executive Vice President and Chief Financial
                                  Officer
Jim Boyle                         Senior Vice President, U.S. Annuities
Robert A. Cook                    Senior Vice President, U.S. Insurance
J. Roy Firth                      Senior Vice President, Wealth Management,
                                  Canadian Division
Bruce H. Gordon                   Senior Vice President, Group Benefits
Geoffrey I. Guy                   Senior Vice President and Chief Actuary
David M. Horman                   Senior Vice President
Peter S. Hutchison                Senior Vice President, Corporate Taxation
Theodore F. Kilkuskie, Jr.        Senior Vice President and Chief  Distribution
                                  Officer (U.S.)
Edward Lau                        Senior Vice President, Hong Kong Operations
Beverly S. Margolian              Senior Vice President and Controller
James P. O'Malley                 Senior Vice President, U.S. Group Pensions
Joseph J. Pietroski               Senior Vice President and Corporate Secretary
Susan Robinson                    Senior Vice President, Human Resources
Dale W. Scott                     Senior Vice President and General Counsel
James R. Senn                     Senior Vice President and General Manager,
                                  Reinsurance Operations
Peter Copestake                   Vice President and Treasurer
Richard Gourlay                   Vice President, Audit Services
Edwina Stoate                     Vice President, Investor Relations



(1) Unless otherwise indicated, the business address of each person in the table is 200 Bloor Street East, Suite 600, Toronto, Ontario, Canada M4W 1E5.